

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 10, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 6, 2026, The Nasdaq Stock Market (the "Exchange") received from First Trust Exchange-Traded Fund VI (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares of Beneficial Interest,
$.01 par value per share,
of
First Trust International Rising
Dividend Achievers ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi